Management’s Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
November 12, 2025
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") (the “2024 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") (the “Q3 2025 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2024 Annual Financial Statements, and the Q3 2025 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as "All-in Sustaining Costs per ounce sold”, “Cash Costs per ounce sold”, “sustaining capital”, “project capital”, “adjusted earnings and loss”, “basic adjusted earnings and loss per share”, "Attributable revenue", "Attributable cash flow from operations", "Attributable free cash flow", “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “All-in Sustaining Costs per ounce sold”, “Cash Costs per ounce sold”, "sustaining capital", "project capital", “adjusted earnings”, “basic adjusted earnings per share”, "Attributable cash flow from operations", "Attributable free cash flow", “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q3 2025 Financial Statements.
Any reference to "Attributable" in this MD&A should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in. Any reference to “Cash Costs” in this MD&A should be understood to mean Cash Costs per ounce of silver or gold sold, net of by-product credits (respectively, the "Silver Segment Cash Costs" or "Gold Segment Cash Costs"), presented on an Attributable basis. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits (respectively, the "Silver Segment AISC" or "Gold Segment AISC"), presented on an Attributable basis.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A, the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities are available on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company's portfolio of assets is located in Chile, Peru, Brazil, Mexico, Canada, Argentina, Bolivia, and Guatemala. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) (the "TSX") and on the New York Stock Exchange (Symbol: PAAS) (the "NYSE").
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early-stage projects through construction and into operation.
MAG SILVER CORP. TRANSACTION

On September 4, 2025, the Company acquired MAG Silver Corp. ("MAG") (the "MAG Acquisition"). MAG was a silver-focused mining company whose primary asset was a 44% interest in the Juanicipio mine ("Juanicipio") in Zacatecas, Mexico, operated by Fresnillo plc ("Fresnillo"), who holds the remaining 56% interest in Juanicipio. MAG's portfolio also included 100% ownership of the Larder exploration project in Ontario, Canada and a 100% earn-in interest in the Deer Trail exploration project in Utah, USA.
Following the completion of the MAG Acquisition, the Company began accounting for its Attributable share of the operating results, income and cash flows of MAG. The Company has significant influence over its investment in Juanicipio due to its 44% ownership interest, therefore accounts for the investment using the equity method. However, the Company reports the production, Cash Costs, All-In Sustaining Costs ("AISC") and capital expenditures of Juanicipio on an Attributable basis reflecting the Company's 44% ownership share. Juanicipio AISC are reported on a per ounce of silver basis and are included as part of the Silver Segment AISC calculation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Q3 2025 OPERATIONAL AND FINANCIAL HIGHLIGHTS

Attributable silver production of 5.46 million ounces
Attributable silver production for the three months ended September 30, 2025 ("Q3 2025") was 5.46 million ounces compared with 5.47 million ounces in the three months ended September 30, 2024 ("Q3 2024").
Attributable gold production of 183.5 thousand ounces
Attributable gold production for Q3 2025 was 183.5 thousand ounces compared to 225.0 thousand ounces in Q3 2024.
Silver Segment and Gold Segment AISC(1)
Silver Segment AISC excluding net realizable value ("NRV") inventory adjustments for Q3 2025 of $15.43 per ounce were $5.46 per ounce lower than in Q3 2024.
Gold Segment AISC excluding NRV inventory adjustments for Q3 2025 of $1,697 per ounce were $181 per ounce higher than in Q3 2024.
2025 Operating Outlook
Production, Silver Segment AISC and Gold Segment AISC for the nine months ended September 30, 2025 ("YTD 2025") were generally in line with the Company’s 2025 Operating Outlook. Based on the results to date and the expected contribution from Juanicipio, the Company is increasing Attributable silver production guidance for 2025 to be between 22.0 and 22.5 million ounces and decreasing Silver Segment AISC to be between $14.50 and $16.00 per ounce. The Company maintains its 2025 Operating Outlook for gold production, zinc, lead and copper ("base metal") production, Gold Segment AISC, and sustaining and project capital expenditures, as provided in the Company's MD&A dated February 19, 2025.
Income Statement, Cash Flow, Liquidity and Working Capital Position
Revenue in Q3 2025 of $854.6 million was 19% higher than in Q3 2024. Attributable revenue(1) in Q3 2025 was $884.4 million inclusive of the Company's 44% ownership share of revenue from Juanicipio.
Net earnings of $169.2 million, or $0.45 basic earnings per share, were recorded for Q3 2025, compared with net earnings of $57.1 million, or $0.16 basic earnings per share in Q3 2024.
Adjusted earnings(1) of $181.0 million, or $0.48 basic adjusted earnings per share in Q3 2025, compared to adjusted earnings of $114.7 million, or $0.32 basic adjusted earnings per share in Q3 2024.
Cash flow from operations was $308.7 million in Q3 2025, compared to $226.2 million generated in Q3 2024. Attributable cash flow from operations(1) was $323.6 million in Q3 2025, inclusive of the Company's 44% ownership share of cash flow from operations from Juanicipio.
Attributable free cash flow(1) was $251.7 million in Q3 2025, compared to $150.8 million generated in Q3 2024.
Liquidity and Working Capital: As at September 30, 2025, the Company had Working Capital(1) of $1,006.4 million, inclusive of cash and short-term investments of $910.8 million, and $750.0 million available under its revolving Credit Facility ("Credit Facility"). Total debt(1) of $857.0 million is primarily related to two senior notes, as well as certain lease liabilities and construction loans payable.
(1)AISC, Adjusted earnings, Attributable revenue, Attributable cash flow from operations, Attributable free cash flow, Working Capital and Total Debt are non-GAAP measures, and AISC is presented on an Attributable basis; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2025 Financial Statements.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING PERFORMANCE

Consolidated(1)

	Three months ended September 30,			Nine months ended September 30,
	2025	2024	Variance	2025	2024	Variance
Attributable Production
Silver – koz	5,462	5,467	(5)	15,559	15,044	516
Gold – koz	183.5	225.0	(41.6)	544.4	668.3	(123.9)
Zinc – kt	12.6	11.2	1.4	39.1	31.0	8.1
Lead – kt	6.2	5.2	1.0	18.9	14.8	4.1
Copper – kt	0.8	1.3	(0.5)	2.2	4.2	(2.0)
Cash Costs - $ per ounce sold(2)
Silver Segment	10.41	15.88	(5.47)	11.44	14.39	(2.96)
Gold Segment	1,325	1,195	129	1,270	1,196	74
AISC - $ per ounce sold(2)
Silver Segment	15.43	19.63	(4.20)	16.21	18.25	(2.04)
Silver Segment (excl. NRV)	15.43	20.90	(5.46)	16.21	18.62	(2.40)
Gold Segment	1,670	1,496	174	1,573	1,553	20
Gold Segment (excl. NRV)	1,697	1,516	181	1,595	1,494	101
(1)Please refer to the “Operating Metrics” and “Alternative Performance (Non-GAAP) Measures” sections of this MD&A for mine by mine operating and cost metrics.
(2)Cash Costs and AISC are non-GAAP measures, and are presented on an Attributable basis. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Silver Production
Attributable silver production for Q3 2025 of 5.46 million ounces was comparable with the 5.47 million ounces reported in Q3 2024. Q3 2025 benefited from production increases of: (i) 0.58 million ounces from the acquisition of a 44% interest in the Juanicipio mine; and (ii) 0.18 million ounces at La Colorada owing to higher throughput, reflecting a significant improvement in ventilation conditions. These quarter-over-quarter increases were offset by: (i) a 0.25 million ounce decrease at Cerro Moro reflective of mine sequencing into lower silver grade ore zones; (ii) a 0.22 million ounce reduction at Dolores reflecting residual heap leaching production following the cessation of ore stacking in January 2025; and, (iii) a 0.13 million ounce decrease at Huaron, attributed to lower silver grades due to a higher proportion of development relative to stope ore.
Attributable silver production for YTD 2025 was 15.56 million ounces compared with 15.04 million ounces in the nine months ended September 30, 2024 ("YTD 2024"). The increase was largely driven by: (i) a 1.13 million ounce increase at La Colorada related to the improvement in ventilation conditions; (ii) a 0.58 million ounce increase reflecting the contribution from Juanicipio; and, (iii) a 0.16 million increase at El Peñon reflecting higher ore tonnes mined and increased recoveries. These period-over-period increases were offset by: (i) 0.55 million ounce and 0.45 million ounce decreases at Cerro Moro and Dolores, respectively, attributable to the same factors affecting the quarter-over-quarter production; and, (ii) a 0.21 million ounce decrease at San Vicente due to mine sequencing into lower silver grade ore zones.
Gold Production
Attributable gold production for Q3 2025 was 183.5 thousand ounces compared to 225.0 thousand ounces reported in Q3 2024. The quarter-over-quarter decrease was largely driven by: (i) a 22.7 thousand ounce reduction from the disposition of La Arena in December 2024; (ii) a 10.3 thousand ounce reduction at Dolores due to the same factors that affected silver production; and (iii) a 9.1 thousand ounce decrease at Timmins, largely reflecting lower mine production from equipment and stope availability and lower grades due to mine sequencing and ore dilution.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Attributable gold production for YTD 2025 was 544.4 thousand ounces compared to 668.3 thousand ounces in YTD 2024. The decrease was primarily driven by the divestment of La Arena, and lower production at Dolores and Timmins, largely due to the same factors that impacted quarter-over-quarter production. Additionally, YTD 2025 gold production was impacted by lower grades at Minera Florida and El Peñon, primarily reflecting mine sequencing and dilution caused by overbreak, respectively.
Base Metal Production
Attributable zinc, lead and copper production in Q3 2025 were 12.6 thousand tonnes, 6.2 thousand tonnes, and 0.8 thousand tonnes, respectively. Attributable zinc and lead production increased 1.4 thousand tonnes and 1.0 thousand tonnes, respectively, compared to Q3 2024, primarily due to the acquisition of Juanicipio and mine sequencing into zinc-and lead-rich ore at Huaron, which drove higher throughput and zinc grades. This was offset by lower zinc and lead production at La Colorada, reflective of mine sequencing away from higher grade base metal ore zones. Conversely, Attributable copper production decreased 0.5 thousand tonnes relative to Q3 2024, primarily due to lower grades at Huaron from mine sequencing.
Attributable zinc, lead and copper production in YTD 2025 were 39.1 thousand tonnes, 18.9 thousand tonnes, and 2.2 thousand tonnes, respectively. Attributable zinc and lead production increased 8.1 thousand tonnes and 4.1 thousand tonnes, respectively, while Attributable copper production decreased 2.0 thousand tonnes compared to YTD 2024, due to the same factors that impacted quarter-over-quarter production, except for increased zinc and lead production at La Colorada, which was the result of higher throughput from improved ventilation conditions.
AISC
Silver Segment AISC excluding NRV inventory adjustments for Q3 2025 of $15.43 per ounce were $5.46 per ounce lower than in Q3 2024. The quarter-over-quarter decrease in AISC was driven by: (i) Cerro Moro, predominately reflecting the higher gold by-product credits due to a higher ratio of gold to silver ounces produced and sold and an increase in gold prices; (ii) the contribution of high margin Attributable silver ounces from the acquisition of Juanicipio; and, (iii) La Colorada, primarily from the improvement in ventilation conditions, resulting in lower mining costs per ounce, as well as lower sustaining capital investments. These factors decreasing AISC were partially offset by: (i) Huaron, from lower grades from an increase in development requirements in the mine plan that has led to higher throughput from development ore; additional costs to operate the new filtration plant and filter-stack tailings storage facility; and higher sustaining capital investments, largely from capitalized development.
Silver Segment AISC excluding NRV inventory adjustments for YTD 2025 of $16.21 per ounce were $2.40 per ounce lower than in YTD 2024. The decrease in AISC was driven by Cerro Moro, Juanicipio and La Colorada, from the same factors that reduced quarter-over-quarter AISC. These decreases in AISC were partially offset by increases at: (i) Huaron, reflecting the same factors affecting quarter-over-quarter AISC and higher mining costs from additional ore mined from higher development ore being processed; and (ii) San Vicente, due to higher production costs per ounce from increased material and labour cost pressures, as well as the impact of mining lower grade ores and higher royalty expenses.
Gold Segment AISC excluding NRV inventory adjustments for Q3 2025 of $1,697 per ounce were $181 per ounce higher than in Q3 2024. The quarter-over-quarter increase was largely driven by: (i) Timmins, primarily due to higher production costs per ounce driven by the impact of mining lower grade ores and higher sustaining capital expenditures; (ii) Minera Florida, due to higher production costs per ounce resulting from the impact of mining lower grade ores, along with increased labour, contractors, maintenance and consumable costs associated with increased ground support requirements and the distance between active stopes; (iii) Shahuindo, due to higher production costs from a higher waste-to-ore strip ratio, higher labour and contractor costs, and increased expensed costs related to heap inventory movements; and (iv) Jacobina, from higher production costs per ounce due to higher hauling and maintenance costs. These increases were partially offset by: (i) Dolores, as mining activities ceased in July 2024 with costs in Q3 2025 reflecting residual leaching activities that led to lower operating costs per ounce, (ii) La Arena, as the relatively higher cost mine was divested in December 2024, and (iii)

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
El Peñon, due to higher by-product credits, driven by increased silver prices and a higher ratio of silver ounces sold relative to gold ounces sold.
Gold Segment AISC excluding NRV inventory adjustments for YTD 2025 of $1,595 per ounce were $101 per ounce higher than in YTD 2024, largely reflecting the same factors that affected the quarter-over-quarter variance.
Silver Segment Operations
La Colorada
At the La Colorada mine, Q3 2025 silver production of 1.50 million ounces was 13% higher than in Q3 2024, primarily reflecting the improvement in mine ventilation conditions. The improved ventilation conditions have allowed mine rehabilitation and development rates to accelerate, increasing the number of production areas, which led to higher throughput in Q3 2025. Zinc and lead production in Q3 2025 were 17% and 30% lower, respectively, largely due to lower grades from mine sequencing away from higher grade base metal ore zones and from the processing of silver and gold oxide ore material. During Q3 2025, AISC excluding NRV inventory adjustments of $22.93 per ounce were $2.72 per ounce lower than in Q3 2024, reflecting ventilation improvements driving higher mine productivity, resulting in lower mining cost per ounce, as well as lower sustaining capital expenditures. Sustaining capital was lower in Q3 2025 than in Q3 2024 from decreased investments in mine infrastructure, near-mine exploration, and plant upgrades, partially offset by increased investments in tailings storage facility expansions. These factors decreasing AISC were partially offset by payments to an adjacent concession owner for undertaking mining activities on their concession pursuant to the terms of an agreement whereby the concession owner received monthly payments based on a percentage of net profits generated from the minerals produced from the concession.
In YTD 2025, silver production of 4.40 million ounces was 35% higher than in YTD 2024, primarily reflecting higher throughput driven by the previously mentioned improvement in ventilation conditions. Zinc and lead production in YTD 2025 were 22% and 7% higher, respectively, from the increased throughput, partially offset by lower base metal grades as mentioned above. During YTD 2025, AISC excluding NRV inventory adjustments of $22.36 per ounce were $5.29 per ounce lower than in YTD 2024, primarily due to the same factors that affected the quarter-over-quarter AISC.
Juanicipio
The Company completed the MAG Acquisition on September 4, 2025. At the Juanicipio mine, Attributable silver production was 0.58 million ounces, Attributable gold production was 1.9 thousand ounces, Attributable zinc production was 1.4 thousand tonnes and Attributable lead production was 1.0 thousand tonnes for the period from acquisition to September 30, 2025. AISC for this period were negative $7.34 per ounce. Sustaining capital investments totalled $2.1 million on an Attributable basis since acquisition, primarily on mining equipment refurbishments, tailings storage facility expansions and mine infrastructure improvements.
Cerro Moro
At the Cerro Moro mine, silver production of 0.56 million ounces in Q3 2025 and gold production of 18.8 thousand ounces were 31% lower and 11% higher than in Q3 2024, respectively. The quarter-over-quarter decrease in silver production reflected mine sequencing into lower grade zones and some isolated areas where dilution was higher than expected. Conversely, gold production increased due to planned mine sequencing into higher gold grade ore zones. During Q3 2025, AISC were negative $5.36 per ounce, which was $26.24 lower than in Q3 2024, primarily due to higher gold by-product credits resulting from a higher ratio of gold to silver produced and sold, as well as higher gold prices. This was partially offset by higher production costs related to labour expenses from the impact of inflation outpacing devaluation and higher community payments, as well as higher royalties arising from higher metal prices.
In YTD 2025, silver production of 1.59 million ounces was 26% lower than in YTD 2024, while gold production of 55.5 thousand ounces was comparable to YTD 2024. The decrease in silver production was largely driven by the

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
same factors mentioned above. During YTD 2025, AISC were negative $3.56 per ounce, which was $18.40 lower than in YTD 2024, largely reflecting the same factors that affected the quarter-over-quarter AISC.
Huaron
At the Huaron mine, silver production of 0.76 million ounces in Q3 2025 was 15% lower than Q3 2024, from lower silver grades due to a higher proportion of development ore mined relative to stope ore mined, partially offset by higher overall throughput. The higher proportion of mill feed from development versus stoping reduces the head grades due to the additional width (dilution) that is mined in development to allow for equipment access. Zinc and lead production in Q3 2025 increased 31% and 12%, respectively, whereas copper production decreased 57% due to mine sequencing away from copper ore zones and into zinc ore zones, as well as from the contribution of higher throughput as described above. In Q3 2025, AISC of $33.06 per ounce were $16.29 per ounce higher relative to Q3 2024. The quarter-over-quarter increase was primarily driven by higher mining costs and capitalized development related to the revised mine plan to establish a higher inventory of developed stopes, which also resulted in lower silver grades as described above. AISC was further impacted by the additional cost to operate the new filtration plant and filter-stack tailings storage facility, and higher sustaining capital investments for filtered tailings stack expansions, concentrator plant upgrades and mine equipment replacements and refurbishments. These costs increasing the AISC were partially offset by lower treatment and refining charges resulting from favorable commercial concentrate terms.
In YTD 2025, silver production of 2.55 million ounces was comparable to YTD 2024. Year-to-date lower silver grades have been offset by higher throughput related to the change in mine plan during the first quarter of 2025, which has resulted in accelerating development rates throughout the year and has impacted silver production most significantly in Q3 2025. Zinc and lead production in YTD 2025 increased 40% and 30%, respectively, while copper production decreased 68% relative to YTD 2024. The changes in base metal production were largely reflective of the same factors affecting the quarter. During YTD 2025, AISC of $21.85 per ounce were $9.21 per ounce higher relative to YTD 2024, largely as a result of the same factors that affected quarter-over-quarter AISC.
San Vicente
At the San Vicente mine, Attributable silver production of 0.77 million ounces in Q3 2025 was 6% lower than Q3 2024, primarily due to lower throughput and lower silver grades from mine sequencing. Conversely, Attributable copper and lead production increased 25% and 11% in Q3 2025, respectively, while Attributable zinc production decreased 34%, compared to Q3 2024. This was primarily due to mine sequencing into copper and lead ore zones and away from zinc ore zones. Q3 2025 AISC of $16.80 per ounce were $0.52 per ounce higher than in Q3 2024. The quarter-over-quarter increase was largely driven by higher costs associated with diesel and increased wage-related cost pressures, as well as the impact of mining lower grade ores in prior quarters, which resulted in a higher cost basis for inventory sold in the current quarter. Additionally, AISC were impacted by higher royalties reflective of higher metal prices. These increases were partially offset by higher zinc by-product credits from a drawdown of zinc inventories, lower treatment and refining charges attributable to favorable commercial terms, and decreased sustaining capital investments for mine equipment.
In YTD 2025, Attributable silver production of 2.16 million ounces decreased 9%, Attributable zinc production decreased 3%, while Attributable copper and lead production increased 21% and 8%, respectively, compared to YTD 2024. The period-over-period change in production was due to mine sequencing into lower silver and zinc grade ore zones, and into higher copper and lead grade ore zones. YTD 2025 AISC of $19.84 per ounce were $2.86 per ounce higher than in YTD 2024, largely as a result of the same factors that affected the quarter-over-quarter AISC.
Gold Segment Operations
Jacobina
At the Jacobina mine, Q3 2025 gold production of 47.0 thousand ounces was 7% lower than Q3 2024. The quarter-over-quarter decrease was primarily driven by lower grade ore mined as a result of mine sequencing. Q3 2025 AISC of $1,295 per ounce were $100 per ounce higher than in Q3 2024, primarily due to higher production costs

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
per ounce from an increase in hauling costs reflecting an expansion of the truck fleet, longer hauling distances and updated contract terms, as well as higher costs for maintenance.
In YTD 2025, gold production of 139.7 thousand ounces was 3% lower than in YTD 2024, as the lower gold grade ore mined, described above, was partially offset by higher throughput. YTD 2025 AISC of $1,278 per ounce were $35 per ounce higher than in YTD 2024 largely driven by the same factors affecting the quarter-over-quarter AISC, partially offset by lower sustaining capital expenditures due to decreased investments in mine equipment replacements and lease payments and sustaining near-mine exploration.
El Peñon
At the El Peñon mine, gold production of 28.6 thousand ounces and silver production of 0.94 million ounces in Q3 2025 were 7% higher and 6% lower than in Q3 2024, respectively. Both gold and silver production benefited from an increase in tonnes processed from higher ore tonnes mined, and as a result, lower throughput from low-grade stockpile material. The factors increasing production were offset by higher dilution from overbreak, especially in development, where we were unable to achieve the proportion of split blasting (used to segregate the extraction of ore from waste) anticipated in the mine plan. Additionally, silver production was impacted by mine sequencing into lower silver grade ore zones. Q3 2025 AISC of $1,245 per ounce were $69 per ounce lower than in Q3 2024, primarily due to higher by-product credits, driven by increased silver prices and a higher ratio of silver ounces sold relative to gold ounces sold due to timing of sales. This was partially offset by higher production costs per ounce related to the impact of mining lower grade ores and increased labour, maintenance and contractor expenditures associated with higher ore mined and increased ground support requirements.
YTD 2025 gold production of 84.6 thousand ounces and silver production of 2.85 million ounces were 10% lower and 6% higher than in YTD 2024, respectively. Gold and silver production both benefited by increased tonnes processed from higher ore tonnes mined, as described above, but were also both impacted by increased dilution and localized resource model performance shortfalls, which have been addressed in the mineral reserve and mineral resource update as at June 30, 2025. Gold production was further impacted relative to the prior period due to mine sequencing into lower gold grade ore zones, while silver benefitted from higher recoveries relative to the prior period from leaching tank upgrades and increased cyanide concentration. YTD 2025 AISC of $1,248 per ounce were $46 per ounce lower than in YTD 2024, largely reflecting the same factors that affected the quarter-over-quarter AISC.
Timmins
At the Timmins mines, gold production of 24.7 thousand ounces in Q3 2025 was 27% lower relative to Q3 2024, attributable to lower mine production from reduced equipment availability at Timmins West, as well as stope availability delays at Bell Creek due to additional development and rehabilitation requirements due to ground condition challenges. Gold grades were also lower due to planned mine sequencing at Timmins West, and stope underperformance that led to mine sequence changes and higher ore dilution at Bell Creek. Q3 2025 AISC of $2,684 per ounce were $772 per ounce higher than in Q3 2024, due to higher production costs per ounce from the impact of mining lower grade ores, lower throughput from lower mine productivity also impacting gold production and unit costs, higher labour and materials costs, and higher sustaining capital expenditures, primarily related to increased mine infrastructure investments for dewatering and hoisting.
YTD 2025 gold production of 77.7 thousand ounces was 19% lower relative to YTD 2024, primarily due to lower throughput driven by the same factors impacting quarter-over-quarter performance, as well as extreme weather events that temporarily restricted site access in the first quarter of 2025. YTD 2025 AISC of $2,382 per ounce were $407 per ounce higher than in YTD 2024, due to the same factors that impacted quarter-over-quarter AISC, as well as higher sustaining capital investments for tailings storage facility expansions.
Shahuindo
At the Shahuindo mine, gold production in Q3 2025 of 36.3 thousand ounces was comparable to Q3 2024, reflecting lower tonnes stacked, offset by a higher ratio of ounces recovered to ounces stacked. In Q3 2025, AISC were $1,629 per ounce, which was $215 per ounce higher compared to Q3 2024. The increase was primarily due

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
to higher production costs from a higher waste-to-ore strip ratio, which resulted in increased contractor costs, higher labour expenses related to employee profit sharing, and increased plant and water treatment plant maintenance, as well as increased expensed costs from heap inventory movements due to weighted average inventory accounting. AISC was further impacted by increased investments relating to leach pad expansions projects.
YTD 2025 gold production of 99.5 thousand ounces was comparable with YTD 2024, largely due to the same factors affecting the quarter. During YTD 2025, AISC were $1,542 per ounce, which was $193 per ounce higher compared to YTD 2024, largely due to the same factors that impacted the quarter-over-quarter AISC in addition to higher expenditures for waste dump infrastructure expansions and solution tank upgrades.
Minera Florida
At the Minera Florida mine, gold production of 16.8 thousand ounces and silver production of 0.08 million ounces in Q3 2025 were 12% and 32% lower than in Q3 2024, respectively. The decreases in gold and silver production were primarily driven by mine sequencing into lower grade material from outside of the mineral reserves because of development delays. Q3 2025 AISC excluding NRV inventory adjustments of $2,581 per ounce were $398 per ounce higher than in Q3 2024, primarily due to higher production costs per ounce resulting from the impact of lower mine grades, along with increased labour, contractor, maintenance and consumable costs associated with increased ground support requirements, as well as the distance between active stopes. These increases were partially offset by higher by-product credits from increased metal prices.
YTD 2025 gold production of 49.7 thousand ounces and silver production of 0.37 million were 16% and 10% lower than in YTD 2024, respectively, driven by the same factors that impacted quarter-over-quarter results. YTD 2025 AISC of $2,478 per ounce were $639 per ounce higher than in YTD 2024, largely as a result of the same factors that affected quarter-over-quarter results, in addition to higher sustaining capital expenditures related to near-mine exploration, raise bore developments, and mine equipment replacements and lease payments.
Dolores
At the Dolores mine, gold production of 8.1 thousand ounces and silver production of 0.22 million ounces in Q3 2025 were 56% and 50% lower than in Q3 2024, respectively. The decrease was largely driven by the cessation of mining activities in July 2024 and the completion of stacking in January 2025, as the mine entered its residual leaching phase. In addition, heavy rainfall during the quarter diluted the leach pad solution, requiring additional time to dissipate and impacting both silver and gold production. Q3 2025 AISC excluding NRV inventory adjustments of $1,017 per ounce were $430 per ounce lower than in Q3 2024 due to lower direct operating costs, as the mine entered the residual leaching phase, and from higher by-product credits per ounce from higher metal prices.
In YTD 2025, gold production of 32.2 thousand ounces and silver production of 0.86 million ounces in YTD 2025 were 41% and 34% lower than in YTD 2024, respectively. The reduction was due to the same factors that impacted quarter-over-quarter results. YTD 2025 AISC excluding NRV inventory adjustments of $748 per ounce were $660 per ounce lower than in YTD 2024, largely reflecting the same factors that affected the quarter-over-quarter variance.
PROJECT DEVELOPMENT UPDATE

At the La Colorada mine, project capital of $3.4 million and $10.4 million for Q3 2025 and YTD 2025, respectively, was directed largely to the current vein mining operation for exploration and mine equipment leases to access, mine, and expand mineral resource extensions in the eastern and southeastern higher grade Candelaria zone.
With respect to the La Colorada Skarn, project capital of $4.9 million and $12.5 million for Q3 2025 and YTD 2025, respectively, was largely for exploration and in-fill drilling and advancing engineering work. The discovery of multiple high-grade silver zones and the subsequent mineral resource and mineral reserve expansion (see the news releases dated September 8 and 11, 2025) provide the opportunity to integrate the mine plans and

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
infrastructure of the vein mine and the Skarn project. The Company is now evaluating a potential two phase approach to the Skarn development. Phase I would involve a high grade, lower tonnage and less capital intensive first stage of sub-level stoping followed by a later expansion, Phase II, that would include the development of a larger-scale cave mine. The advantage of this two-phased approach is that the vein mine would run in parallel with both Skarn phases, thereby maximizing the overall value of the deposit. The Company anticipates that it will release an updated technical report in the second quarter of 2026 to include a preliminary economic assessment of the phased development approach for the Skarn project. In parallel, the Company continues to discuss a potential partnership for development of the project.
At the Cerro Moro mine, project capital of $2.7 million for Q3 2025 and YTD 2025, was primarily directed toward exploration initiatives aimed at extending the mine's operational life.
At the Huaron mine, project capital of $2.7 million and $8.1 million for Q3 2025 and YTD 2025, respectively, was related to residual accounts payable settlements for the construction of the dry-stack tailings storage facility. The facility was completed in the fourth quarter of 2024, and is fully commissioned and operating.
At the Jacobina mine, project capital of $18.9 million and $27.1 million for Q3 2025 and YTD 2025, respectively, was directed toward strengthening operational reliability and advancing long-term growth initiatives. Key investments included the completion of new trash screens and metal extractors to enhance plant safety and availability; the ongoing replacement of CIP agitators, supported by the engagement of a contractor to initiate construction and electromechanical works; improvements to the tailings pump system, which are scheduled for full completion next year; and exploration and in-fill drilling activities directed towards expanding the reserve and resource base. In parallel, significant progress was made on mine and plant optimization studies, including pilot plant commissioning, trade-off analyses for future flow sheet options, conceptual engineering for the paste fill process, multiple test work programs for detox (cyanide reduction in tailings), and the engagement of a consultant to commence conceptual engineering for metallurgical plant optimization based on the ideal process flow sheet. Additionally, underground development rates have accelerated to support the mine optimization.
At the Timmins mines, project capital of $2.7 million and $6.6 million for Q3 2025 and YTD 2025, respectively, was related to underground development advances to provide access for exploration activities at satellite deposits.
Following the July 29, 2025 meeting between the Guatemalan Ministry of Energy and Mines ("MEM") and the Xinka Parliament ("XP") to address concerns described in a May 2025 statement issued by the XP, the MEM has held several, separate working meetings with the ministries involved in the ILO 169 consultation process, representatives from the XP, and the Company. The MEM has also made several appointments of key personnel to oversee and continue activities for the Escobal consultation process. The MEM has not provided a timeline for the completion of the ILO 169 consultation and there is no date for the restart of the Escobal mine.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
FINANCIAL PERFORMANCE

Income Statement
Net Earnings of $169.2 million and $528.1 million were recorded in Q3 2025 and YTD 2025, respectively, compared to net earnings of $57.1 million and $4.9 million in the same periods of 2024. This corresponds to a basic earnings per share of $0.45 and $1.43, respectively (2024 - $0.16 and $0.01 basic earnings per share, respectively).
The following table highlights the difference between the net earnings in Q3 2025 and YTD 2025 compared with the net earnings in 2024.

	Three months	Nine Months
Net earnings, period ended September 30, 2024	$57.1	$4.9	Note
Revenue:
Increased metal prices	$224.2	$619.6
Lower quantities of metal sold	(97.6)	(211.3)
Decreased direct selling costs	7.7	18.0
Increased positive settlement adjustments	4.2	9.6
Total increase in revenue	$138.5	$435.9	(1)
Cost of sales:
(Increased) decreased NRV inventory adjustments	(3.9)	43.9
Decreased production costs excluding NRV inventory adjustments	9.3	2.1
Increased royalty charges	(16.3)	(29.1)
(Increased) decreased production costs and royalty charges	$(10.9)	$16.9	(2)
Decreased depreciation and amortization excluding NRV adjustments	7.2	13.7
Decreased NRV depreciation and amortization adjustments	2.5	7.0
Decreased depreciation and amortization	$9.7	$20.7	(3)
(Increased) decreased cost of sales	$(1.2)	$37.6
Increased mine operating earnings	$137.3	$473.5
Increased investment income	21.2	45.8	(4)
Income from investment in Juanicipio	16.3	16.3	(5)
Decreased losses on sale of mineral properties, plant and equipment	3.0	4.2
Increased losses from sale of subsidiaries	(21.7)	(21.7)	(6)
Increased general and administrative expense	(14.0)	(14.0)	(7)
Increased (decreased) gains on derivatives	(6.7)	33.4	(8)
(Increased) decreased income tax expense	(6.6)	31.5	(9)
Increased foreign exchange losses	(2.0)	(24.1)	(10)
Other	(14.7)	(21.7)	(11)
Net earnings, period ended September 30, 2025	$169.2	$528.1
1)Revenue for Q3 2025 was $138.5 million higher than in Q3 2024, driven by a $224.2 million increase from higher gold and silver prices, which was partially offset by a $97.6 million decrease in quantities of metal sold, largely from lower quantities of gold sold due to the December 2, 2024 disposition of La Arena, as well as lower production at Dolores and Timmins, as described in the "Operating Performance" section of this MD&A.
Revenue for YTD 2025 was $435.9 million higher than in YTD 2024, driven by a $619.6 million increase in gold and silver prices, partially offset by a $211.3 million decrease in quantities of metal sold, largely driven by lower gold sales, offset by higher sales of silver, lead and zinc. The lower gold sales were the result of the same factors affecting quarter-over-quarter revenue, whereas higher silver sales largely reflect higher production and sales at La Colorada.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Quantities and realized prices of metal sold for Q3 2025 and YTD 2025, and the comparable periods in 2024 are:

	Realized Metal Prices(1)				Quantities of Metal Sold(2)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Silver	$39.08	$29.52	$34.27	$26.93	4,630	4,846	14,599	13,874
Gold	$3,479	$2,475	$3,210	$2,293	180.7	217.9	560.8	665.2
Zinc	$2,768	$2,897	$2,745	$2,742	10.8	8.9	32.7	25.6
Lead	$1,955	$2,062	$1,961	$2,099	4.9	4.7	16.5	12.6
Copper	$9,791	$9,273	$9,504	$9,334	0.5	1.0	1.4	3.4
1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper. Excludes ounces sold attributable to Pan American's 44% interest in Juanicipio.
2)Production and royalty costs in Q3 2025 were $10.9 million higher than in Q3 2024. This was primarily attributed to increased royalty costs of $16.3 million related to mining from a third-party concession at La Colorada as well as higher royalties arising from higher metal prices at Cerro Moro and San Vicente. This was partly offset by a $9.3 million decrease in production costs (excluding NRV inventory adjustments) reflecting the December 2024 disposition of La Arena, largely offset by higher overall unit operating costs across multiple sites.
Production and royalty costs in YTD 2025 were $16.9 million lower than in YTD 2024. This was mainly due to decreased NRV inventory adjustments of $43.9 million, primarily as a result of the prior period being impacted by updates to cost assumptions following the substantively completed mining activities at Dolores, and improved metal prices. This decrease was partly offset by a $29.1 million increase in royalty expense, largely related to mining from a third-party concession at La Colorada, and higher metal prices resulting in higher royalty expense at San Vicente, Cerro Moro, and Jacobina. In addition, there was a $2.1 million increase in production costs (excluding NRV inventory adjustments), which was primarily driven by overall higher unit operating costs, mostly offset by the December 2024 disposition of La Arena and the cessation of mining and stacking activities at Dolores.
3)Depreciation and amortization expense for Q3 2025 was $9.7 million lower than in Q3 2024 due to $7.2 million lower depreciation and amortization expense ("D&A") (excluding NRV inventory adjustments), primarily driven by the December 2024 disposition of La Arena and a reduced D&A charge at Dolores. The reduced D&A charge at Dolores reflects the mine's transition to its residual leaching phase in January 2025, which has decreased production rates as well as led to an NRV of inventoried depreciation costs at the end of 2024 that reduced the D&A balance in inventory. Additionally, there was a $2.5 million allocation of the Dolores NRV inventory adjustment write-up, which decreased D&A expense in the current quarter.
Depreciation and amortization expense for YTD 2025 was $20.7 million lower than in YTD 2024, largely due to the same reasons driving the quarter-over-quarter decrease.
4)Investment income for Q3 2025 was $21.2 million higher than in Q3 2024, primarily due to positive mark-to-market fair value adjustments driven by the share price movement of New Pacific Metals Corp, and an increase in bank interest income from the higher average cash balances.
Investment income for YTD 2025 was $45.8 million higher than in YTD 2024 for the same reasons driving the quarter-over-quarter increase.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
5)Income from investment in Juanicipio for Q3 2025 and YTD 2025 was $16.3 million, which represents the Company's 44% share of Juanicipio's net income, inclusive of acquisition fair value adjustments, for the period since acquisition.
6)Loss from sale of subsidiaries for Q3 2025 was $21.7 million higher than in Q3 2024, primarily due to the $28.6 million loss recorded on disposition of La Arena related to net working capital adjustments, partly offset by the $6.8 million gain recorded on the disposition of the La Pepa project in Chile in Q3 2025.
Loss from sale of subsidiaries for YTD 2025 was $21.7 million higher than in YTD 2024 due to the $28.6 million loss recorded on disposition of La Arena related to net working capital adjustments, partly offset by the $6.8 million gain recorded on the disposition of the La Pepa project in Chile in Q3 2025. In 2024, there was a $2.4 million loss recorded on the disposition of Morococha related to final working capital adjustments.
7)General and administrative expense for Q3 2025 was $14.0 million higher than in Q3 2024, primarily attributed to higher share-based compensation expense due to the increase in the Company's share price.
General and administrative expense for YTD 2025 was $14.0 million higher than in YTD 2024 for the same reasons driving the quarter-over-quarter increase.
8)Derivative losses for Q3 2025 were $1.4 million compared to derivative gains of $5.3 million for Q3 2024, a decrease of $6.7 million. The losses in Q3 2025 were largely due to losses on the Chilean and Canadian hedge books, mostly offset by gains on the Brazilian and Mexican hedge books. The Q3 2024 derivative gain was driven by gains in the Chilean, Brazilian, Peruvian and Canadian hedge books.
Derivative gains for YTD 2025 were $27.3 million compared to derivative losses of $6.1 million for YTD 2024, an increase of $33.4 million. This was largely attributed to gains on the Brazilian, Canadian and Chilean currency hedges, compared to losses in the Brazilian, Mexican, Canadian currency hedge books in the prior year.
9)Income tax expense for Q3 2025 was $6.6 million higher than in Q3 2024, mainly as a result of the increase in mine operating earnings. This increase would have been greater but for the settlement made with the Mexican tax authorities in Q3 2024 to resolve specific disputed items related to the income tax filings for the years 2016 through 2022, identified upon the completion of certain income tax audits (Q3 2024 income tax expense was increased by $40.5 million, net of tax on the interest component).
Income tax expense for YTD 2025 was $31.5 million lower than in YTD 2024, mainly due to the appreciation of the Brazilian Real, Mexican Peso, and Peruvian Sol (compared to the devaluations of these currencies in YTD 2024), which resulted in a significant increase in the foreign denominated deductible tax attributes (mostly mineral property, plant, and equipment).
10)Foreign exchange loss for Q3 2025 was $2.0 million higher than in Q3 2024. The $0.4 million foreign exchange loss in Q3 2025 was primarily due to the depreciation of the Argentine Peso, which resulted in a loss on outstanding value-added tax ("VAT") receivable balances, and the appreciation of the Brazilian Real, mostly offset by favourable trade execution in Bolivia. In Q3 2024, a $1.6 million foreign exchange gain was recorded, primarily due to the depreciation of the Brazilian Real and favourable trade execution in Bolivia.
Foreign exchange loss for YTD 2025 was $24.1 million higher than in YTD 2024. The $4.8 million foreign exchange loss in YTD 2025 was due to the appreciation of the Brazilian Real and Chilean Peso, which resulted in an increase in monetary liabilities denominated in these currencies, and the depreciation of the Argentine Peso, which resulted in a loss on outstanding VAT receivable balances, but mostly offset by favourable trade execution in Bolivia. In YTD 2024, a $19.3 million foreign exchange gain was recorded, primarily due to favourable trade execution in Bolivia and the depreciation of the Brazilian Real.
11)Other expenses for Q3 2025 was $14.7 million higher than in Q3 2024, primarily attributed to write-off of historical VAT receivables, and litigation provisions.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Other expenses for YTD 2025 was $21.7 million higher than in YTD 2024, primarily for the same reasons driving the quarter-over-quarter increase.
Statement of Cash Flows
Cash flow from operations in Q3 2025 was $308.7 million, $82.5 million higher than the $226.2 million generated in Q3 2024, mainly reflecting increased revenue of $138.5 million, as explained in the "Income Statement" section above. The increase was partially offset by negative quarter-over-quarter variances from higher income taxes paid of $37.9 million, higher reclamation payments of $2.5 million, and higher exploration and development expenses of $2.1 million.
Changes in non-cash working capital drove a $4.3 million use of cash in Q3 2025 compared with $3.1 million use of cash in Q3 2024. The $1.2 million quarter-over-quarter change was primarily driven by a $45.4 million increase in trade and other receivables build-up in the current quarter, partially offset by a decrease of $22.4 million in inventory build-ups, and a $17.3 million increase of accounts payable and accrued liabilities build-ups.
Cash flow from operations in YTD 2025 was $776.9 million, $326.9 million higher than the $450.0 million generated in YTD 2024, largely reflecting increased revenue of $435.9 million, as previously explained, and a positive year-over-year variance in changes from non-cash working capital of $39.1 million, which were partially offset by higher income taxes paid of $128.9 million.
Changes in non-cash working capital drove a $64.1 million use of cash in YTD 2025 compared with a $103.2 million use of cash in YTD 2024. The $39.1 million change was primarily driven by a decrease in inventory build-ups of $68.9 million and a decrease in the settlement of accounts payable and accrued liabilities of $8.3 million, partly offset by an increase in trade and other receivables build-ups of $49.0 million.
Investing activities in Q3 2025 used $462.0 million of cash, primarily related to: $511.5 million spent on the MAG Acquisition ($500.0 million cash consideration paid and $11.5 million of transaction costs), partly offset by the cash of $102.2 million acquired from MAG, as previously described in the “MAG Silver Corp Transaction” section of this MD&A; and $91.1 million spent on MPP&E at the Company’s mines and projects; partially offset by $40.0 million of proceeds from the disposition of the La Pepa project in Chile. In Q3 2024, investing activities used $75.2 million, primarily related to the $75.1 million spent on MPP&E at the Company’s mines and projects.
Investing activities in YTD 2025 used $582.6 million of cash, primarily related to: the cash of $511.5 million spent on the MAG Acquisition, partly offset by cash of $102.2 million acquired from MAG, as previously explained; and $219.5 million spent on MPP&E at the Company’s mines and projects; partially offset by $40.0 million of proceeds from the disposition of the La Pepa project. In YTD 2024, investing activities used $234.4 million, primarily related to the $237.9 million spent on MPP&E at the Company’s mines and projects.
Financing activities in Q3 2025 utilized $57.1 million compared to $49.6 million in Q3 2024. In Q3 2025, the Company paid $43.4 million in dividends and made lease repayments of $12.8 million. In Q3 2024, the Company paid dividends of $36.3 million and spent $12.2 million on lease repayments.
Financing activities in YTD 2025 utilized $188.3 million compared to $175.5 million used YTD 2024. In YTD 2025, the Company paid $115.8 million of dividends, spent $37.8 million on lease repayments, and spent $31.1 million for the repurchase and cancellation of Company shares under the Normal Course Issuer Bid ("NCIB"). In YTD 2024, the Company paid $109.1 million of dividends, spent $38.1 million on lease repayments, and spent $24.3 million for the repurchase and cancellation of Company shares under the NCIB.
Liquidity and Financial Position
Liquidity
The Company's cash and short-term investments decreased by $198.4 million during Q3 2025, largely reflecting the cash of $511.5 million spent on the MAG Acquisition, partly offset by the cash of $102.2 million acquired from MAG and the contribution from operating cash flow of $308.7 million, and $40.0 million of cash proceeds from the

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
disposition of the La Pepa project, and inclusive of cash used for other investing and financing activities: $91.1 million for MPP&E, $43.4 million in dividend payments, and $12.8 million in lease payments.
Pan American’s investment objectives for its excess cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors. From time to time, the Company may assess opportunities to use excess liquidity to provide returns to its shareholders including, among other things, through dividends and purchases under its NCIB, and to reduce existing debt levels, including, among other things, through the repayment of any amounts that may be drawn on its Credit Facility and the repayment of the Senior Notes (as defined below) prior to maturity, as the Company deems appropriate.
Working capital of $1,006.4 million at September 30, 2025 was $27.0 million lower than working capital of $1,033.4 million at December 31, 2024, largely as a result of the increase in income tax payables, increase in provisions, and a draw-down in inventories. This was partially offset by the increase in trade and other receivables, and the increase in cash and short-term investments. The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at September 30, 2025, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving Credit Facility are sufficient to satisfy our 2025 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
Credit Facility, Senior Notes and Commitments
The Credit Facility has a limit of $750.0 million plus an accordion feature for up to an additional $250.0 million, which is available at the discretion of the lenders. As of September 30, 2025, the Company was in compliance with all financial covenants under the Credit Facility, which was undrawn. The borrowing costs under the Credit Facility are based on the Company's credit ratings from Moody's and S&P Global at either: (i) Secured Overnight Financing Rate plus 1.25% to 2.40%; or (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The Credit Facility matures on November 24, 2028.
The Company has senior notes of $283.0 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and senior notes of $500.0 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). The Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 10(f)(ii) of the 2024 Annual Financial Statements, and in the "Liquidity and Financial Position" section of the Company's annual 2024 Management Discussion and Analysis (the "2024 Annual MD&A"). Since December 31, 2024, there have been no significant changes to these contractual obligations and commitments.
Outstanding Share Amounts
As at September 30, 2025, the Company had approximately 0.2 million stock options outstanding (each exercisable for one common share of the Company). Approximately 0.1 million of the stock options were vested and exercisable at September 30, 2025, with an average weighted exercise price of CAD $24.23 per share. The

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Company also had approximately 0.1 million restricted share units ("RSUs") outstanding that it will settle in common shares upon vesting with a weighted average grant date fair value of CAD $31.61 per unit (the remaining 0.8 million outstanding RSUs as at September 30, 2025 will either be settled in cash or common shares at the Company's discretion). With respect to RSUs issued in 2024, a minimum of 25% of the RSUs will be settled in common shares, with the remaining 75% of the RSUs settled in cash or common shares at the election of the counterparties, provided however, that the Company ultimately retains discretion to settle such RSUs in cash or common shares.
On March 4, 2024, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,232,990 common shares between March 6, 2024 and March 5, 2025. On March 6, 2025, the Company renewed the NCIB until March 5, 2026 for the ability to purchase up to 18,107,917 of its common shares for cancellation. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 186,936 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.
For the three and nine months ended September 30, 2025, nil and 1,368,070 (2024 - nil and 1,720,366) common shares were repurchased for cancellation under the NCIB at an average price of $nil and $22.74 per share for a total consideration of $nil million and $31.1 million, respectively (2024 - average price of $nil and $14.16 per share for total consideration of $nil and $24.3 million, respectively).
The following table sets out the common shares, options, and equity-settled RSUs outstanding as at the date of this MD&A:

Number outstanding (in thousands) as at November 12, 2025
Common shares	422,047
Options	210
Equity-settled RSUs	143
Total	422,400
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of September 30, 2025, there were 313.9 million CVRs outstanding, which would be convertible into 15.6 million common shares if the payment conditions are satisfied.
Closure and Decommissioning Provision
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using Management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects and closed sites for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of September 30, 2025 was $689.3 million (December 31, 2024 - $683.1 million) using an inflation rate of 2.7% (December 31, 2024 - 2.5%). The inflated and discounted provision on the statement of financial position as at September 30, 2025 was $458.3 million (December 31, 2024 - $438.4 million), using discount rates between 3% and 8% (December 31, 2024 - between 3% and 10%). Spending with respect to decommissioning obligations commenced in 2016 at Alamo Dorado and Manantial Espejo, and in 2024 at Dolores. The remainder of the obligations are expected to be substantially paid through 2057, or later if the

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
mine lives are extended. Revisions made to the reclamation obligations in YTD 2025 were primarily a result of updates to assumed inflation and discount rates, increased site disturbances from ongoing operations, periodic reviews of closure plans and related costs, actual expenditures incurred, and completed closure activities. These obligations will primarily be funded from operating cash flows and cash on hand.
The accretion of the discount charged in Q3 2025 and YTD 2025 as finance expense was $6.6 million and $19.7 million, respectively (Q3 2024 and YTD 2024 - $8.0 million and $23.8 million, respectively). Reclamation expenditures incurred during Q3 2025 and YTD 2025 were $4.0 million and $11.2 million, respectively (Q3 2024 and YTD 2024 - $6.5 million and $19.0 million, respectively).

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

2025	Quarter Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30
Revenue	$773.2	$811.9	$854.6
Mine operating earnings	$250.8	$273.3	$313.0
Earnings for the period attributable to equity holders	$168.7	$189.2	$168.6
Income from investment in Juanicipio	$—	$—	$16.3
Basic earnings per share	$0.47	$0.52	$0.45
Diluted earnings per share	$0.47	$0.52	$0.44
Cash flow from operating activities	$174.8	$293.4	$308.7
Cash dividends paid per share	$0.10	$0.10	$0.12
Other financial information
Total assets	$7,205.6	$7,360.4	$9,147.4
Total long-term financial liabilities(1)	$1,282.5	$1,293.8	$1,322.3
Total attributable shareholders’ equity	$4,816.5	$4,959.4	$6,616.9
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities.

2024	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$601.4	$686.3	$716.1	$815.1	$2,818.9
Mine operating earnings	$71.0	$116.9	$175.7	$184.9	$548.5
Earnings (loss) for the period attributable to equity holders	$(30.9)	$(21.9)	$56.7	$107.6	$111.5
Basic earnings (loss) per share	$(0.08)	$(0.06)	$0.16	$0.30	$0.31
Diluted earnings (loss) per share	$(0.08)	$(0.06)	$0.16	$0.30	$0.31
Cash flow from operating activities	$61.1	$162.7	$226.2	$274.1	$724.1
Cash dividends paid per share	$0.10	$0.10	$0.10	$0.10	$0.40
Other financial information
Total assets					$7,202.7
Total long-term financial liabilities(1)					$1,277.4
Total attributable shareholders’ equity					$4,703.5
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities.

2023	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30(2)	Sep 30(2)	Dec 31	Dec 31
Revenue	$390.3	$639.9	$616.3	$669.6	$2,316.1
Mine operating earnings	$77.2	$88.0	$66.7	$64.9	$296.8
Earnings (loss) for the period attributable to equity holders	$16.4	$(32.4)	$(19.7)	$(68.0)	$(103.7)
Basic earnings (loss) per share	$0.08	$(0.09)	$(0.05)	$(0.19)	$(0.25)
Diluted earnings (loss) earnings per share	$0.08	$(0.09)	$(0.05)	$(0.19)	$(0.25)
Cash flow from operating activities	$51.3	$117.0	$114.6	$167.4	$450.3
Cash dividends paid per share	$0.10	$0.10	$0.10	$0.10	$0.40
Other financial information
Total assets					$7,213.1
Total long-term financial liabilities(1)					$1,274.8
Total attributable shareholders’ equity					$4,760.7
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities.
(2)Amounts differ from those originally reported in the respective quarter due to the finalization of the purchase price allocation for Yamana Gold Inc., which was retrospectively applied.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
OPERATING METRICS

	Three months ended September 30, 2025
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Total
Ore tonnes mined – kt	182	52	122	258	98	833	272	336	3,639	215	—	6,007
Waste tonnes mined – kt	—	—	988	—	—	—	—	—	5,238	—	—	6,226
Tonnes processed – kt	182	50	106	253	94	796	352	346	3,434	235	—	5,848
Grade
Silver – g/t	275.8	393.0	175.5	110.2	280.9	—	93.7	2.3	6.5	14.4	—
Gold – g/t	—	1.53	5.81	—	—	1.93	2.66	2.33	0.47	2.36	—
Zinc – %	1.68	3.50	—	2.51	2.41	—	—	—	—	0.88	—
Lead – %	0.92	2.17	—	1.50	0.29	—	—	—	—	0.38	—
Copper – %	—	—	—	0.29	0.27	—	—	—	—	—	—
Attributable Production
Silver – koz	1,505	580	559	755	765	1	938	3	58	78	220	5,462
Gold – koz	1.1	1.9	18.8	—	—	47.0	28.6	24.7	36.3	16.8	8.1	183.5
Zinc – kt	2.6	1.4	—	5.2	1.8	—	—	—	—	1.6	—	12.6
Lead – kt	1.4	1.0	—	3.0	0.2	—	—	—	—	0.6	—	6.2
Copper – kt	0.2	—	—	0.5	0.2	—	—	—	—	—	—	0.8

	Three months ended September 30, 2024
	La Colorada	Cerro Moro	Huaron	San Vicente(2)	Jacobina	El Peñon(3)	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Total
Ore tonnes mined – kt	161	104	239	93	800	214	389	3,931	2,680	238	37	8,885
Waste tonnes mined – kt	—	589	—	—	—	—	—	4,815	4,797	—	17	10,219
Tonnes processed – kt	161	105	238	96	790	321	396	3,843	2,513	256	1,774	10,492
Grade
Silver – g/t	277.4	252.8	141.9	287.2	—	113.7	—	7.6	0.6	17.9	16.5
Gold – g/t	—	5.29	—	—	2.06	2.78	2.69	0.47	0.39	2.49	0.26
Zinc – %	2.35	—	2.20	3.33	—	—	—	—	—	0.75	—
Lead – %	1.48	—	1.52	0.26	—	—	—	—	—	0.06	—
Copper – %	—	—	0.58	0.22	—	—	—	—	—	—	—
Attributable Production
Silver – koz	1,329	804	888	811	1	995	2	69	12	115	442	5,467
Gold – koz	0.9	17.0	—	—	50.4	26.8	33.9	35.9	22.7	19.1	18.4	225.0
Zinc – kt	3.1	—	4.0	2.8	—	—	—	—	—	1.4	—	11.2
Lead – kt	2.1	—	2.7	0.2	—	—	—	—	—	0.3	—	5.2
Copper – kt	0.1	—	1.1	0.2	—	—	—	—	—	—	—	1.3
(1)Juanicipio data represents Pan American's 44.0% interest in the mine's production for the period from acquisition to September 30, 2025.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)In the 2024 MD&A reports, El Peñon ore tonnes mined excluded development ore tonnes mined, which have now been included.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Nine months ended September 30, 2025
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Total
Ore tonnes mined – kt	540	52	320	779	285	2,430	801	1,045	9,540	648	—	16,438
Waste tonnes mined – kt	—	—	2,814	—	—	—	—	—	14,767	—	—	17,581
Tonnes processed – kt	540	50	316	781	282	2,386	1,047	1,050	9,343	710	345	16,850
Grade
Silver – g/t	272.5	393.0	168.4	120.9	263.0	—	95.2	2.4	7.3	20.2	6.6
Gold – g/t	—	1.53	5.79	—	—	1.91	2.64	2.39	0.49	2.31	0.24
Zinc – %	1.97	3.50	—	2.72	2.72	—	—	—	—	0.88	—
Lead – %	1.08	2.17	—	1.68	0.33	—	—	—	—	0.33	—
Copper – %	—	—	—	0.27	0.24	—	—	—	—	—	—
Attributable Production
Silver – koz	4,401	580	1,592	2,550	2,163	3	2,851	10	183	366	860	15,559
Gold – koz	3.5	1.9	55.5	—	—	139.7	84.6	77.7	99.5	49.7	32.2	544.4
Zinc – kt	9.0	1.4	—	17.4	6.4	—	—	—	—	4.8	—	39.1
Lead – kt	5.1	1.0	—	10.6	0.7	—	—	—	—	1.5	—	18.9
Copper – kt	0.5	—	—	1.2	0.5	—	—	—	—	—	—	2.2

	Nine months ended September 30, 2024
	La Colorada	Cerro Moro	Huaron	San Vicente(2)	Jacobina	El Peñon(3)	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Total
Ore tonnes mined – kt	414	280	698	280	2,295	665	1,169	10,378	7,787	671	2,726	27,363
Waste tonnes mined – kt	—	1,843	—	—	—	—	—	13,167	13,977	—	6,378	35,365
Tonnes processed – kt	414	306	692	281	2,320	997	1,239	9,611	7,621	731	5,405	29,616
Grade
Silver – g/t	267.4	232.4	141.9	290.4	—	97.7	—	6.6	0.6	22.4	15.7
Gold – g/t	—	5.90	—	—	2.02	3.11	2.47	0.50	0.34	2.70	0.38
Zinc – %	2.21	—	2.35	2.74	—	—	—	—	—	0.81	—
Lead – %	1.36	—	1.60	0.31	—	—	—	—	—	0.22	—
Copper – %	—	—	0.65	0.20	—	—	—	—	—	—	—
Attributable Production
Silver – koz	3,271	2,140	2,599	2,374	3	2,695	8	206	29	406	1,311	15,044
Gold – koz	1.9	55.0	0.1	—	144.3	94.4	95.8	100.5	62.5	59.5	54.4	668.3
Zinc – kt	7.4	—	12.5	6.6	—	—	—	—	—	4.5	—	31.0
Lead – kt	4.8	—	8.1	0.7	—	—	—	—	—	1.2	—	14.8
Copper – kt	0.1	—	3.6	0.4	—	—	—	—	—	—	—	4.2
(1)Juanicipio data represents Pan American's 44.0% interest in the mine's production for the period from acquisition to September 30, 2025.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)In the 2024 MD&A reports, El Peñon ore tonnes mined excluded development ore tonnes mined, which have now been included.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold on an Attributable basis. Gold Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than gold ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash Costs per ounce metrics, net of by-product credits, is used extensively in our internal decision-making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a more comprehensive measure of the cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life of mine plan ("project capital").
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
	Three months ended September 30, 2025	Three months ended September 30, 2024	Three months ended September 30, 2025	Three months ended September 30, 2024
Production costs(1)	$144.1	$118.4	$255.5	$282.5
Restructuring and end-of-life severance accruals and payments(2)	—	—	(0.2)	(4.1)
NRV inventory adjustments	—	4.2	4.3	4.1
On-site direct operating costs	144.1	122.6	259.6	282.5
Royalties(1)	19.6	3.1	5.9	6.2
Smelting, refining and direct selling charges(3)	0.9	7.7	0.6	1.7
Cash cost of sales before by-product credits	164.6	133.4	266.1	290.4
Silver segment by-product credits(3)	(126.1)	(81.1)	—	—
Gold segment by-product credits(3)	—	—	(56.9)	(48.4)
Cash Costs	$38.5	$52.3	$209.2	$242.0

NRV inventory adjustments	—	(4.2)	(4.3)	(4.1)
Sustaining capital	17.2	15.7	54.7	59.0
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	1.4	0.9	4.0	5.8
All-in sustaining costs	$57.1	$64.7	$263.6	$302.7

Silver segment Attributable silver ounces sold (Moz)	3.7	3.3	—	—
Gold segment gold ounces sold (koz)	—	—	157.9	202.4
Cash costs per ounce sold	$10.41	$15.88	$1,325	$1,195
AISC per ounce sold	$15.43	$19.63	$1,670	$1,496
AISC per ounce sold (excluding NRV inventory adjustments)	$15.43	$20.90	$1,697	$1,516

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Production costs(1)	$405.8	$332.0	$768.7	$885.6
Restructuring and end-of-life severance accruals and payments(2)	—	—	(4.7)	(6.5)
NRV inventory adjustments	—	3.5	10.9	(36.3)
On-site direct operating costs	405.8	335.5	775.0	842.8
Royalties(1)	47.9	22.1	19.9	17.5
Smelting, refining and direct selling charges(3)	5.6	21.8	1.5	3.6
Cash cost of sales before by-product credits	459.2	379.3	796.4	863.9
Silver segment by-product credits(3)	(339.9)	(243.9)	—	—
Gold segment by-product credits(3)	—	—	(168.5)	(134.3)
Cash Costs	$119.3	$135.5	$627.9	$729.6

NRV inventory adjustments	—	(3.5)	(10.9)	36.3
Sustaining capital	45.8	37.2	148.5	163.9
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	4.1	2.6	12.1	17.4
All-in sustaining costs	$169.2	$171.7	$777.6	$947.2

Silver segment Attributable silver ounces sold (Moz)	10.4	9.4	—	—
Gold segment gold ounces sold (koz)	—	—	494.5	609.9
Cash costs per ounce sold	$11.44	$14.39	$1,270	$1,196
AISC per ounce sold	$16.21	$18.25	$1,573	$1,553
AISC per ounce sold (excluding NRV inventory adjustments)	$16.21	$18.62	$1,595	$1,494
(1)As presented in the Q3 2025 Financial Statements under Note 21 "Segmented Information", inclusive of Pan American's 44.0% interest in the Juanicipio mine, and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(2)Included in production costs line of the consolidated income statements. Restructuring and end-of-life severance accruals and payments reflect mine operation severance payments related to non-recurring asset workforce restructurings and mine closures.
(3)Included in the Attributable consolidated revenue presented in the Q3 2025 Financial Statements under Note 21 "Segmented Information", inclusive of Pan American's 44.0% interest in the Juanicipio mine, and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine. By-product credits are reflective of realized metal prices for the applicable periods.
(4)Exploration and project development expenditures exclude $5.3 million and $11.1 million for Q3 2025 and YTD 2025, respectively (Q3 2024 and YTD 2024: $3.2 million and $9.2 million, respectively) of exploration expenditures related to non-operating properties.
(5)Reclamation cost accretion excludes $1.2 million and $3.5 million for Q3 2025 and YTD 2025, respectively (Q3 2024 and YTD 2024: $1.2 million and $3.8 million, respectively) of accretion related to non-producing properties.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended September 30,		Nine months ended September 30,
(in millions of USD)	2025	2024	2025	2024
Payments for mineral properties, plant and equipment(1)	$91.1	$75.1	$219.4	$237.9
Add/(Subtract)
Lease Payments(1)	12.8	12.2	37.8	38.1
Repayment of loans(2)	1.7	1.7	5.1	5.0
Juanicipio Capital Expenditures(3)	2.1	—	2.1	—
San Vicente non-controlling interest(4)	(0.1)	—	(0.2)	—
La Colorada (Veins) project capital	(3.4)	—	(10.4)	—
La Colorada (Skarn) project capital	(4.9)	(3.6)	(12.5)	(22.9)
Jacobina project capital	(18.9)	(2.5)	(27.1)	(9.9)
Huaron project capital	(2.7)	(4.8)	(8.1)	(33.0)
Timmins project capital	(2.7)	(2.5)	(6.6)	(7.3)
Cerro Moro project capital	(2.7)	—	(2.7)	—
Other investment capital	(0.5)	(0.9)	(2.7)	(6.9)
Sustaining Capital	$71.9	$74.7	$194.3	$201.0
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.
(3)Juanicipio's capital expenditures for Pan American's 44.0% interest in the mine as presented in the Q3 2025 Financial Statements under Note 21 "Segmented Information".
(4)Capital expenditures for Pan American's non-controlling 5.0% interest in the San Vicente mine as presented in the Q3 2025 Financial Statements under Note 21 "Segmented Information".

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended September 30, 2025
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Consolidated Silver Segment
Production Costs	$32.7	$5.0	$62.6	$29.0	$14.8	$144.1
NRV inventory adjustments	—	—	—	—	—	—
On-site direct operating costs	32.7	5.0	62.6	29.0	14.8	144.1
Royalties	8.3	0.2	4.0	—	7.1	19.6
Smelting, refining & direct selling costs	1.4	(0.3)	0.5	0.4	(1.2)	0.9
Cash Costs before by-product credits	42.5	4.9	67.2	29.4	20.6	164.6
Silver segment by-product credits	(14.4)	(10.1)	(71.9)	(18.4)	(11.3)	(126.1)
Cash Costs	$28.1	$(5.2)	$(4.8)	$11.0	$9.4	$38.5

NRV inventory adjustments	—	—	—	—	—	—
Sustaining capital	3.8	2.1	0.6	9.4	1.2	17.2
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.1	—	0.8	0.4	0.1	1.4
All-in sustaining costs	$32.0	$(3.0)	$(3.4)	$20.8	$10.7	$57.1

Silver segment Attributable silver ounces sold (Moz)	1.39	0.41	0.63	0.63	0.64	3.70

Cash cost per ounce sold	$20.14	$(12.58)	$(7.59)	$17.49	$14.68	$10.41
AISC per ounce sold	$22.93	$(7.34)	$(5.36)	$33.06	$16.80	$15.43
AISC per ounce sold (excluding NRV inventory adjustments)	$22.93	$(7.34)	$(5.36)	$33.06	$16.80	$15.43

SILVER SEGMENT	Three months ended September 30, 2024
	La Colorada	Cerro Moro	Huaron	San Vicente	Consolidated Silver Segment
Production Costs	$28.7	$53.7	$26.7	$9.4	$118.4
NRV inventory adjustments	4.2	—	—	—	4.2
On-site direct operating costs	32.8	53.7	26.7	9.4	122.6
Royalties	1.9	(3.3)	—	4.5	3.1
Smelting, refining & direct selling costs	2.1	1.6	3.1	0.9	7.7
Cash Costs before by-product credits	36.8	52.0	29.8	14.8	133.4
Silver segment by-product credits	(12.8)	(38.3)	(22.5)	(7.5)	(81.1)
Cash Costs	$24.0	$13.7	$7.3	$7.3	$52.3

NRV inventory adjustments	(4.2)	—	—	—	(4.2)
Sustaining capital	7.3	1.1	5.6	1.7	15.7
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	0.1	0.4	0.2	0.1	0.9
All-in sustaining costs	$27.3	$15.2	$13.1	$9.1	$64.7

Silver segment silver ounces sold (Moz)	1.22	0.73	0.78	0.56	3.29

Cash cost per ounce sold	$19.59	$18.84	$9.32	$13.06	$15.88
AISC per ounce sold	$22.25	$20.88	$16.77	$16.28	$19.63
AISC per ounce sold (excluding NRV inventory adjustments)	$25.65	$20.88	$16.77	$16.28	$20.90
(1)Pan American's 44.0% interest in the mine.
(2)Pan American's 95.0% interest in the mine.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Nine months ended September 30, 2025
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Consolidated Silver Segment
Production Costs	$94.1	$5.0	$172.8	$94.9	$39.1	$405.8
NRV inventory adjustments	—	—	—	—	—	—
On-site direct operating costs	94.1	5.0	172.8	94.9	39.1	405.8
Royalties	15.9	0.2	9.6	—	22.1	47.9
Smelting, refining & direct selling costs	4.6	(0.3)	0.7	2.1	(1.5)	5.6
Cash Costs before by-product credits	114.6	4.9	183.1	97.0	59.6	459.2
Silver segment by-product credits	(37.4)	(10.1)	(201.7)	(67.1)	(23.6)	(339.9)
Cash Costs	$77.2	$(5.2)	$(18.6)	$29.9	$36.0	$119.3

NRV inventory adjustments	—	—	—	—	—	—
Sustaining capital	12.4	2.1	10.0	18.1	3.1	45.8
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.3	—	2.3	1.1	0.4	4.1
All-in sustaining costs	$89.9	$(3.0)	$(6.3)	$49.1	$39.5	$169.2

Silver segment Attributable silver ounces sold (Moz)	4.02	0.41	1.76	2.25	1.99	10.44

Cash cost per ounce sold	$19.18	$(12.58)	$(10.54)	$13.32	$18.12	$11.44
AISC per ounce sold	$22.36	$(7.34)	$(3.56)	$21.85	$19.84	$16.21
AISC per ounce sold (excluding NRV inventory adjustments)	$22.36	$(7.34)	$(3.56)	$21.85	$19.84	$16.21

SILVER SEGMENT	Nine months ended September 30, 2024
	La Colorada	Cerro Moro	Huaron	San Vicente	Consolidated Silver Segment
Production Costs	$80.1	$139.9	$77.8	$34.2	$332.0
NRV inventory adjustments	3.5	—	—	—	3.5
On-site direct operating costs	83.6	139.9	77.8	34.2	335.5
Royalties	2.1	4.6	—	15.4	22.1
Smelting, refining & direct selling costs	5.1	2.6	11.0	3.0	21.8
Cash Costs before by-product credits	90.8	147.1	88.8	52.6	379.3
Silver segment by-product credits	(25.9)	(124.0)	(72.1)	(21.9)	(243.9)
Cash Costs	$64.9	$23.1	$16.8	$30.7	$135.5

NRV inventory adjustments	(3.5)	—	—	—	(3.5)
Sustaining capital	12.6	8.8	11.3	4.4	37.2
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	0.4	1.3	0.7	0.2	2.6
All-in sustaining costs	$74.5	$33.2	$28.8	$35.4	$171.7

Silver segment silver ounces sold (Moz)	2.82	2.23	2.28	2.08	9.41

Cash cost per ounce sold	$23.01	$10.35	$7.37	$14.75	$14.39
AISC per ounce sold	$26.42	$14.84	$12.64	$16.98	$18.25
AISC per ounce sold (excluding NRV inventory adjustments)	$27.65	$14.84	$12.64	$16.98	$18.62
(1)Pan American's 44.0% interest in the mine.
(2)Pan American's 95.0% interest in the mine.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended September 30, 2025
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$47.0	$61.7	$48.7	$42.1	$47.1	$8.8	$255.5
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	(0.2)	(0.2)
NRV inventory adjustments	—	—	—	—	—	4.3	4.3
On-site direct operating costs	47.0	61.7	48.7	42.1	47.1	12.9	259.6
Royalties	2.3	—	1.8	—	0.3	1.4	5.9
Smelting, refining & direct selling costs	0.2	0.3	—	—	—	—	0.6
Cash Costs before by-product credits	49.5	62.0	50.6	42.1	47.5	14.3	266.1
Gold segment by-product credits	(0.1)	(38.4)	(0.1)	(2.3)	(7.5)	(8.6)	(56.9)
Cash Costs	$49.5	$23.6	$50.5	$39.9	$40.0	$5.7	$209.2

NRV inventory adjustments	—	—	—	—	—	(4.3)	(4.3)
Sustaining capital	10.9	10.4	11.5	16.0	5.8	—	54.7
Exploration and project development	—	—	—	—	—	—	—
Reclamation cost accretion	0.3	0.3	0.1	0.7	0.7	2.0	4.0
All-in sustaining costs	$60.7	$34.3	$62.1	$56.5	$46.5	$3.4	$263.6

Gold segment gold ounces sold (koz)	46.9	27.6	23.1	34.7	18.0	7.6	157.9

Cash cost per ounce sold	$1,055	$856	$2,182	$1,149	$2,221	$759	$1,325
AISC per ounce sold	$1,295	$1,245	$2,684	$1,629	$2,581	$452	$1,670
AISC per ounce sold (excluding NRV inventory adjustments)	$1,295	$1,245	$2,684	$1,629	$2,581	$1,017	$1,697

GOLD SEGMENT	Three months ended September 30, 2024
	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$45.3	$57.0	$47.9	$34.2	$31.9	$34.3	$31.9	$282.5
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	—	(4.1)	(4.1)
NRV inventory adjustments	—	—	—	—	—	1.3	2.9	4.1
On-site direct operating costs	45.3	57.0	47.9	34.2	31.9	35.5	30.6	282.5
Royalties	1.9	—	2.4	—	—	0.2	1.7	6.2
Smelting, refining & direct selling costs	0.4	1.0	—	—	—	0.2	—	1.7
Cash Costs before by-product credits	47.6	58.0	50.3	34.2	31.9	36.0	32.4	290.4
Gold segment by-product credits	—	(28.8)	—	(1.9)	(0.3)	(5.0)	(12.4)	(48.4)
Cash Costs	$47.5	$29.1	$50.3	$32.3	$31.6	$31.0	$20.0	$242.0

NRV inventory adjustments	—	—	—	—	—	(1.3)	(2.9)	(4.1)
Sustaining capital	14.0	10.5	9.8	14.5	4.6	5.5	0.1	59.0
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	0.5	0.4	0.1	0.7	1.3	0.6	2.2	5.8
All-in sustaining costs	$62.1	$40.1	$60.1	$47.5	$37.5	$35.9	$19.5	$302.7

Gold segment gold ounces sold (koz)	51.9	30.5	31.5	33.6	22.4	17.0	15.5	202.4

Cash cost per ounce sold	$916	$956	$1,599	$960	$1,412	$1,824	$1,296	$1,195
AISC per ounce sold	$1,195	$1,314	$1,912	$1,413	$1,673	$2,109	$1,262	$1,496
AISC per ounce sold (excluding NRV inventory adjustments)	$1,195	$1,314	$1,912	$1,413	$1,673	$2,183	$1,446	$1,516

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Nine months ended September 30, 2025
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$141.9	$185.2	$152.1	$121.8	$130.3	$37.4	$768.7
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	(4.7)	(4.7)
NRV inventory adjustments	—	—	—	—	—	10.9	10.9
On-site direct operating costs	141.9	185.2	152.1	121.8	130.3	43.7	775.0
Royalties	6.4	—	7.1	—	1.0	5.4	19.9
Smelting, refining & direct selling costs	0.6	0.8	0.1	—	0.1	—	1.5
Cash Costs before by-product credits	148.9	186.0	159.3	121.8	131.4	49.1	796.4
Gold segment by-product credits	(0.1)	(105.1)	(0.6)	(7.3)	(25.1)	(30.2)	(168.5)
Cash Costs	$148.8	$80.8	$158.7	$114.5	$106.3	$18.9	$627.9

NRV inventory adjustments	—	—	—	—	—	(10.9)	(10.9)
Sustaining capital	29.5	29.1	32.0	38.7	19.2	0.1	148.5
Exploration and project development	—	—	—	—	—	—	—
Reclamation cost accretion	0.9	0.9	0.3	2.0	2.2	5.9	12.1
All-in sustaining costs	$179.2	$110.8	$191.0	$155.1	$127.6	$13.9	$777.6

Gold segment gold ounces sold (koz)	140.2	88.8	80.2	100.6	51.5	33.2	494.5

Cash cost per ounce sold	$1,062	$910	$1,979	$1,138	$2,064	$568	$1,270
AISC per ounce sold	$1,278	$1,248	$2,382	$1,542	$2,478	$418	$1,573
AISC per ounce sold (excluding NRV inventory adjustments)	$1,278	$1,248	$2,382	$1,542	$2,478	$748	$1,595

GOLD SEGMENT	Nine months ended September 30, 2024
	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$134.0	$160.1	$151.2	$104.4	$84.8	$110.4	$140.7	$885.6
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	—	(6.5)	(6.5)
NRV inventory adjustments	—	—	—	—	—	(0.2)	(36.1)	(36.3)
On-site direct operating costs	134.0	160.1	151.2	104.4	84.8	110.2	98.1	842.8
Royalties	4.9	—	6.3	—	—	0.9	5.4	17.5
Smelting, refining & direct selling costs	0.8	2.1	0.1	—	—	0.5	—	3.6
Cash Costs before by-product credits	139.7	162.2	157.6	104.4	84.8	111.7	103.5	863.9
Gold segment by-product credits	(0.1)	(72.3)	(0.1)	(5.8)	(0.8)	(19.6)	(35.6)	(134.3)
Cash Costs	$139.6	$89.9	$157.5	$98.6	$84.0	$92.1	$67.9	$729.6

NRV inventory adjustments	—	—	—	—	—	0.2	36.1	36.3
Sustaining capital	39.0	28.5	29.5	37.1	13.4	16.2	0.3	163.9
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	1.6	1.2	0.3	2.1	3.8	1.8	6.7	17.4
All-in sustaining costs	$180.2	$119.6	$187.3	$137.8	$101.2	$110.2	$111.0	$947.2

Gold segment gold ounces sold (koz)	144.9	92.4	94.8	102.2	62.6	59.8	53.1	609.9

Cash cost per ounce sold	$963	$973	$1,662	$965	$1,342	$1,539	$1,277	$1,196
AISC per ounce sold	$1,243	$1,293	$1,976	$1,349	$1,617	$1,842	$2,089	$1,553
AISC per ounce sold (excluding NRV inventory adjustments)	$1,243	$1,293	$1,976	$1,349	$1,617	$1,839	$1,409	$1,494

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and nine months ended September 30, 2025 and 2024, to the net earnings for each period.

	Three months ended September 30,		Nine months ended September 30,
(In millions of USD, except as noted)	2025	2024	2025	2024
Net earnings attributable to equity holders of the Company for the period	$168.6	$56.7	$526.5	$3.9
Adjust for:
Losses from sale of subsidiaries, mineral properties, plant and equipment	21.7	3.0	21.4	4.0
Unrealized foreign exchange losses (gains)	0.8	(3.8)	15.4	(15.3)
Net realizable value heap inventory (recovery) expense	—	11.6	(0.9)	63.4
Severance provisions	0.2	4.3	4.8	6.9
Litigation provisions	1.7	—	3.3	2.8
Unrealized fair value adjustments to financial instruments	(8.3)	(5.2)	(38.2)	14.3
Fair value adjustments to non-operating properties and mines in closure	6.0	1.6	8.3	(0.1)
Tax settlements related to prior years' income taxes	—	46.8	—	46.8
Effect of taxes on adjusting items	2.6	(0.9)	1.8	(13.2)
Effect of foreign exchange on taxes	(12.3)	0.6	(54.0)	45.3
Total adjustments	$12.4	$58.0	$(38.1)	$154.9
Adjusted earnings for the period	$181.0	$114.7	$488.4	$158.8
Weighted average shares for the period	378.8	363.0	367.8	363.5
Adjusted earnings per share for the period	$0.48	$0.32	$1.33	$0.44
Attributable Cash Flow from Operations & Attributable Free Cash Flow
Attributable cash flow from operations is calculated as Cash flow from operations plus Attributable cash flow from operations from Juanicipio less cash flow from operations applicable to non-controlling interests. Attributable free cash flow is calculated as Attributable cash flow from operations less Sustaining capital. Attributable cash flow from operations and Attributable free cash flow do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
The following table shows a reconciliation of Attributable cash flow from operations and Attributable free cash flow for the three and nine months ended September 30, 2025 and 2024, to Cash flow from operations for each period.

	Three months ended September 30,		Nine months ended September 30,
(In millions of USD, except as noted)	2025	2024	2025	2024
Cash flow from operations(1)	$308.7	$226.2	$776.9	$450.0
Attributable cash flow from operations from Juanicipio(2)	16.0	—	16.0	—
Cash flow from operations applicable to non-controlling interests(3)	(1.1)	(0.7)	(2.2)	(1.4)
Attributable cash flow from operations	$323.6	$225.5	$790.6	$448.6
Sustaining capital(4)	(71.9)	(74.7)	(194.3)	(201.0)
Attributable free cash flow	$251.7	$150.8	$596.3	$247.6
(1)As presented on the consolidated statements of cash flows.
(2)Juanicipio's Cash flow from operations for Pan American's 44.0% interest in the mine as presented in the Q3 2025 Financial Statements under Note 9 "Investment in Juanicipio".
(3)Cash flow from operations for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine, and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
Attributable Revenue
Attributable revenue is a non-GAAP measure calculated as revenue from operations that the Company has a 100% ownership interest in, plus the Company's ownership share of revenues from the Juanicipio mine and the San Vicente mine. Attributable revenue does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the total sales of the Company.
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: debt (including senior notes and amounts drawn on the Credit Facility), and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short-term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia, Chile, Brazil and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate; and non-managed investment risk related to the Company's 44% interest in Juanicipio. Certain of these risks, and additional risks and uncertainties, are described below, and are more fully described in Pan American’s Annual Information Form dated February 19, 2025 (available on SEDAR+ at www.sedarplus.ca) and Form 40-F filed with the SEC, and in the Financial Instruments section of the 2024 Annual Financial Statements and the Q3 2025 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2024 Annual Financial Statements under Note 10 "Financial Instruments" and in the Q3 2025 Financial Statements under Note 5 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2025.
The following provides a description of the risks related to financial instruments and how Management manages these risks:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions.
The Company did not have any base metal or diesel contracts outstanding during the three and nine months ended September 30, 2025 or 2024.
Trading Activities and Credit Risk
The zinc, lead, copper, and silver concentrates produced by the Company are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at September 30, 2025, we had receivable balances associated with buyers of our concentrates of $44.2 million (December 31, 2024 - $31.2 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. As at September 30, 2025, we had approximately $82.8 million (December 31, 2024 - $68.8 million) contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at September 30, 2025, we had made $10.2 million of supplier advances (December 31, 2024 - $6.7 million), which are reflected in "Trade and other receivables" on the Q3 2025 Financial Statements.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, Management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Foreign currency exchange rate risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $67.7 million in CAD, $1.8 million in ARS, $1.9 million in MXN, $0.4 million in BOB, $9.2 million in PEN, $0.2 million in BRL, $6.6 million in CLP, $0.3 million in Guatemalan quetzales and $0.1 million in EUR, as at September 30, 2025.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
At September 30, 2025, Pan American had the following outstanding positions on foreign currency exposure of purchases:

	USD Notional	Weighted Average USD Forward Rate	Weighted Average USD Put Rate	Weighted Average USD Call Rate	Expiry Dates
CAD Collar	$9.0		$1.41	$1.45	October 2025 to December 2025
CAD Forward	$39.0	$1.41			October 2025 to December 2025
MXN Collar	$2.7		$19.00	$23.75	October 2025 to December 2025
MXN Forward	$5.4	$20.41			October 2025 to December 2025
BRL Collar	$4.5		$5.40	$6.13	October 2025 to December 2025
BRL Forward	$31.5	$6.35			October 2025 to December 2026
CLP Collar	$6.0		$935	$1,000	October 2025 to December 2025
CLP Forward	$21.0	$993			October 2025 to December 2025
(1)Canadian dollar forwards: Of the $39.0 million of notional outstanding, $12.0 million of notional is related to enhanced forwards with a reset strike at $1.36. At each monthly expiry, if CAD is above the reset strike, the reset strike applies to the monthly notional, however if CAD is below the reset strike, the reset strike applies for a 25% decreased monthly notional.
(2)Chilean Peso collars: $6.0 million of notional is related to enhanced collars with participation between average strike rates of $935 and $1,000. At each monthly expiry, if CLP is above an average strike of $1,000, CLP is exercised at an average conditional strike of $952.
The Company recorded the following derivative gains and losses on currencies for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mexican peso gains (losses)	$0.3	$(1.0)	$2.7	$(1.4)
Peruvian sol gains	—	0.8	—	0.4
Canadian dollar (losses) gains	(2.1)	0.6	4.6	(1.4)
Chilean peso (losses) gains	(1.5)	2.9	5.1	(0.8)
Brazilian real gains (losses)	1.9	1.6	14.9	(3.2)
	$(1.4)	$4.9	$27.3	$(6.4)
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company's debt securities or to the Company will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
While we have paid dividends to our shareholders for many years, the payment of dividends is impacted by our cash flows and liquidity situation. The payment of any future dividends is at the discretion of our Board of Directors after taking into account many factors, including availability of and sources of cash, future anticipated funding needs, our debt position, general and regional economic conditions, and expectations with respect to operational matters such as anticipated metals production and metals prices. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by Pan American.
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Peru, Mexico, Argentina, Bolivia, Brazil, Chile, Canada, the United States, and Guatemala, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; uncertain and evolving legal and regulatory environments; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies, including carbon taxes; restrictions on foreign exchange and repatriation; tariffs and countervailing duties imposed on cross-border trade; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political priorities in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation or restrictions on the ownership of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For example, Argentina has in the past and continues to have many highly restrictive policies with respect to foreign investment, currency controls, taxation, import and export controls, and restrictions on the ownership and use of lands, including bans on mining and the use of cyanide in certain provinces and restrictions on the amount of lands that foreign entities, directly or indirectly, can have an ownership interest in. In some cases, this may result in the loss of properties or rights that are valuable or that might otherwise be beneficial or needed in connection with our operations.
As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has often been identified as a source of revenue. Taxation and royalties are often subject to change and are vulnerable to increases in both poor and good economic times, especially in many resource-rich countries. Tax authorities have also increased challenges to legitimate tax planning through applying general anti-avoidance rules (GAAR), or similar tax provisions, which are intended to deny tax benefits to tax payors that, although complying with a literal reading of the provisions of the tax rules, are allegedly not in compliance with the object, spirit or purpose of the legislation. Audits and inquiries have become more frequent and extensive, consuming significant management time and attention. The addition of new taxes, the re-interpretation of existing

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
tax laws and regulations, and increasingly aggressive and sometimes groundless positions taken by tax authorities, specifically those aimed at mining companies, could have a significant impact on our operations and may have material direct affects on our profitability and our financial results. In some cases, if tax claims are resolved against that Company, these could also include significant interest and penalties. Such tax matters are increasingly being seen in the jurisdictions in which we operate.
In 2020 and 2021, Argentina also issued several Decrees that imposed additional taxes on the export of gold and silver dore. Following their enactment, export of gold dore bars were taxed at a rate of 8% until December 31 2023, and exports of silver dore have been taxed at a 4.5% rate. While the tax rate on exports of gold dore bars is currently 0% since the earlier Decree was not extended past the end of 2023, the government of Argentina could introduce new legislation to reestablish or increase the previous or existing export tax rates on gold and silver. On June 16, 2021, the Argentine government also enacted legislation that increased the corporate tax rate from 25% to 35% and maintains the dividend withholding tax rate at either 15% or 10% (as applicable), retroactive to January 1, 2021.
On September 25, 2024, the Congress of Chile approved a tax reform bill which was subsequently approved by the Chilean Constitutional Court and became law on October 21, 2024. The legislation made changes to the country’s tax legislation and introduced new compliance rules, including modifying general anti-avoidance rules and establishing penalty interest rates. In addition, there was a Specific Mining Tax Bill enacted in May 2023 (the "Tax Bill"). The Tax Bill was effective January 1, 2024 and imposed a new mining royalty of 1% of ad valorem value on copper and lithium and removed the deduction of the mining tax previously allowed in calculating the mining tax payable. On March 26, 2025, Law No. 21,735 was published in the Official Gazette in Chile. This law restructured the pension financing system through an increase in the employer contribution rate, requiring an additional 7% contribution from employers, to be implemented gradually over a period of 9 years.
In December 2022, the Brazilian government introduced new transfer pricing rules that would see Brazil adopt the Organisation for Economic Co-operation and Development (“OECD”) arm's length principal for cross-border transactions. These rules would align Brazil with OECD countries and pave the way for Brazil to join the OECD. The rules came into effect on January 1, 2024.
On May 8, 2023, the Mexican government enacted a decree to reform various provisions of the mining law (the "Decree"), which was published in the Official Gazette and became law on May 9, 2023. The Decree makes significant changes to the current mining laws, including but not limited to: reducing mining license concession terms; restricting the granting of mining concessions requiring public auctions; imposing conditions on water use and availability; imposing regulations on mining concession transfers; imposing additional grounds for cancellation of mining concessions and further limitations on mining in protected areas; granting preferential rights to mining strategic minerals to state owned enterprises; imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from the social impact assessment, as well as potential damages that may occur during mining activities; and potentially requiring Indigenous Peoples’ (ILO 169) consultation. These changes to the mining law are expected to have impacts on our current and future exploration activities and operations in Mexico, the extent of which is yet to be determined but which could be material. The Supreme Court has already resolved some parts of the Decree that do not directly affect our operations, however, in the following weeks it is expected that all the matters related to the Decree will be resolved by the Supreme Court. Additional Constitutional reforms were presented by the then President of Mexico in February 2024. Some of these reforms have the potential to impact mining in Mexico, including further restrictions on water use, the granting of future concessions for open pit mining, and increased public consultation requirements. These reforms are not law and still need to pass through a legislative process for amendment of the Constitution of Mexico, and will likely face legal challenges if they do. It is notable that the previous May 2023 mining law reforms introduced by the former President have still not been implemented and have been challenged by many mining companies, as well as Congress, on Constitutional grounds. In September 2024, the Mexican Congress also approved a sweeping judicial reform that will allow for the popular election of judges, including to Mexico’s Supreme Court. These changes are expected to further politicize the Mexican judicial system creating further uncertainty with respect to the application of Mexican laws.

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Criminal activity and violence are also prevalent in some areas that we work in. For example, violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Operations at our La Colorada mine were temporarily suspended in October 2023 due to security concerns at the mine site and surrounding area following an armed robbery of two trailers of concentrate from the operation. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that the La Colorada security incident or other security incidents, in the future, will not have a material adverse effect on our operations.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims are described in this section, and in Note 30 of the 2024 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2025. These claims and legal proceedings include, among others, numerous individual labour and tax claims in Argentina and Brazil and exposures with respect to contractual indemnities, some of which could be significant. While many of these claims may not be considered material individually and, in some cases, may be settled for amounts much less than the original amounts claimed, the aggregate amounts claimed against us, if successful, could be material.
In Peru, there are many claims from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, which could in the aggregate, be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, we may also be subject to collective settlement obligations with our employees and contractors relating to closures of our operations, and such obligations may be significant.
In early May 2021, Pan American Silver Guatemala S.A. ("PAS Guatemala") and the Guatemala Ministry of Energy and Mines were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently, operations at Escobal are suspended pending the completion of the government-led ILO 169 consultation process. Nevertheless, the action sought injunctive relief to prevent future mining activities at Escobal. The claims and related request for an injunction against both the Guatemala Ministry of Energy and Mines and against PAS Guatemala have subsequently been denied by the Constitutional Court.
As reported in our most recently filed Annual Information Form, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. We successfully defended this proceeding, which was rejected and dismissed by the Agrarian Courts. This decision was then subject to a number of appeals in the Agrarian Appeal Court and Federal Circuit Courts, which appeals were finally concluded in June 2024 confirming the Agrarian court’s rejection of these claims to communal land rights and definitively confirming La Colorada’s legal ownership of these lands. These individuals have also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed an amparo against such process and obtained an injunction to protect its ownership of these surface rights pending the outcome of the amparo and a further review by SEDATU. Our challenge was dismissed in October 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. We appealed this dismissal,

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
which was also rejected on the same procedural grounds. The matter is now before the national office of SEDATU for further consideration and we will continue to oppose the SEDATU process and the application for a declaration of national lands. While we believe that we hold proper title to the surface lands in question, if we are unable to maintain, or maintain access to, those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
We may also be subject to proceedings in our commercial relationships. From time to time, we may also experience disputes relating to past transactions or which are related to entities or operations previously owned by the Company. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however, such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
There are increasing legal and regulatory requirements with respect to climate change and sustainability disclosure, including the European Union Commission Directive on Corporate Sustainability Reporting (“CSRD”). The CSRD is expected to result in a significant increase in the number of companies subject to the European Union sustainability reporting requirements and require an increase in the amount of information to be disclosed by companies. In early 2025, the European Commission began the process to simplify and delay the application of the CSRD reporting requirements for certain companies. The CSRD is likely to impact one or more of our operation’s holding companies.
In addition, in June 2024, Bill C-59 became law and amended Canada’s Competition Act to introduce anti-greenwashing provisions that aim to enhance the accountability of businesses making net-zero and carbon reduction commitments, and other environmental and social claims. Reviewable conduct now includes unsubstantiated claims made to the public about the benefits of a product, business, or business activity related to protecting or restoring the environment, or mitigating the environmental, ecological, and social causes or effects of climate change. This legislation provides further powers to the Commissioner of Competition to conduct both criminal and civil investigations into false, misleading or unsubstantiated environmental or social claims and may result in unlimited fines and even prison sentences. In addition, this legislation provides rights to private parties to file complaints and bring civil actions against companies for damages, including obtaining protective orders.
Minority Interest Investment in Juanicipio
The Company is a minority shareholder and non-operator of the Juanicipio mine and therefore is largely dependent on, and subject to, the decisions of the majority shareholder and operator of the Juanicipio mine, Fresnillo plc (“Fresnillo”). The terms of a shareholders’ agreement and corporate by-laws governing the operation of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), that owns the Juanicipio mine, and Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”), that leases plant and mining equipment to Minera Juanicipio (Minera Juanicipio and Equipos Chaparral, collectively, the “Juanicipio Entities”), provide effective control to Fresnillo over many of the activities and operating decisions of the Juanicipio Entities, including decisions with respect to cash flows of such entities, since it holds a majority (56%) of the shares of the Juanicipio Entities. While a limited number of decisions of the shareholders or the directors of the Juanicipio Entities require a special majority, giving the Company an effective veto over any such decisions, the Company is a minority shareholder and non-operator of the Juanicipio mine and is dependent on Fresnillo to manage and operate the affairs of the Juanicipio Entities and to do so in compliance with the shareholders’ agreement, the by-laws of each of the Juanicipio Entities and applicable Mexican law. If Fresnillo manages the affairs of the Juanicipio Entities in a manner that results in violation(s) of the shareholders’ agreement, by-laws or applicable laws, such violation(s) may have an adverse impact on the Company. In addition, Fresnillo, as operator of the Juanicipio mine, has the ability to undertake certain actions, legal or otherwise, which may result in the shareholders of the Juanicipio Entities having to fund cash calls. The shareholders’ agreement calls for adjustments to the interests of the shareholders in the Juanicipio Entities where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of the Juanicipio Entities altogether. As operator, Fresnillo has control of the timing of cash calls, cash distributions and the timing thereof, relationships with contractors and employment matters together with other operational matters. The Company’s lack of control over such matters could have an adverse impact on the Company.
MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these Q3 2025 Financial Statements are consistent with those applied and disclosed in the 2024 Annual Financial Statements with the exception of the mandatory adoption of the amendment and the accounting policy on investments in associates noted below:

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Amendment to IAS 21 - Lack of Exchangeability
Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the Q3 2025 Financial Statements.
Investments in Associates
An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% to 50% of the voting rights, but can also arise when the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. The Company's share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.
Significant judgments
In preparing financial statements in accordance with IFRS Accounting Standards, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2024 Annual Financial Statements for the Company's summary of material accounting policies, Note 5 of the 2024 Annual Financial Statements that summarizes the significant judgments in applying accounting policies, and the following critical judgments and estimates in applying accounting policies:
Judgments
MAG Acquisition Accounting
The Company has completed an assessment and concluded that MAG does not meet the definition of a business in accordance with IFRS 3 - Business Combinations, as substantially all of the fair value of the gross assets acquired are concentrated in the investment in Juanicipio. Accordingly, the Company accounted for the MAG Acquisition as an asset acquisition.
When an acquisition is concluded to be an asset acquisition, the purchase consideration, which includes associated transaction costs, is allocated to the assets acquired and liabilities assumed based on their relative fair value, and no goodwill arises on the transaction. Additionally, no deferred tax liabilities are recognized for temporary differences arising from the initial recognition of the acquired assets and assumed liabilities.

Equity Accounting of Investment in Juanicipio
The Company has concluded that it has significant influence over its investment in Juanicipio due to its 44% ownership interest, but not control or joint control. Therefore, the investment in Juanicipio is accounted for as an investment in associate in accordance with IAS 28 - Investment in Associates and Joint Ventures.
Estimates
MAG Acquisition Estimates
The purchase consideration for the MAG Acquisition consists of both cash and equity. As such, the Company measured the equity component of the purchase price in accordance with IFRS 2 - Share-based payments, which requires the acquirer to measure the equity consideration based on the acquisition date fair values of the assets acquired and liabilities assumed, unless those fair values cannot be estimated reliably. Management was able to estimate reliably the fair value of the assets acquired and liabilities assumed.

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
As at the MAG Acquisition date, the Company identified and recognized the individual assets acquired and liabilities assumed in accordance with the applicable IFRS Accounting Standards. The purchase price, including the attributable transaction costs, was allocated based on management's estimates of the relative fair values of the net assets acquired and liabilities assumed.
The fair value of assets acquired and liabilities assumed require management to make certain judgments and estimates taking into account information available at the time of the acquisition about future events, including, but not limited to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, discount rates and tax rates.
DISCLOSURE AND INTERNAL CONTROL PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).
DC&P
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the Securities and Exchange Commission ("SEC")).
As of December 31, 2024, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our Management, including our CEO and CFO.
ICFR
Our CEO and CFO are responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of our ICFR as of December 31, 2024 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2024. Management reviewed the results of Management’s evaluation with the Audit Committee of the Board.
The effectiveness of the Company’s ICFR as of December 31, 2024 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company’s 2024 Annual Financial Statements.
Changes in ICFR
There has been no change in the Company's ICFR during the three and nine months ended September 30, 2025 that materially affected, or is reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Senior Vice President, Exploration and Geology, each of whom is a Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding Pan American’s material mineral properties, please refer to Pan American’s most recently filed Annual Information Form, filed at www.sedarplus.ca, or Pan American's most recent Form 40-F filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance and forecasts for 2025, including our estimated production of silver, gold and other metals forecasted, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; any anticipated benefits from the MAG Acquisition; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the payment of any future dividends; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; the ability of Pan American to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the outcome of the SEDATU process and the application for a declaration of national lands at the La Colorada mine in Mexico; the impact of the changes to Mexican mining law to our current and future exploration activities and operations in Mexico; the future results of our exploration activities, including with respect to the La Colorada Skarn project; the anticipated completion of mine and plant optimization studies related to Jacobina, and any anticipated benefits to be derived therefrom; anticipated mineral reserves and mineral resources; the costs associated with the Company's decommissioning obligations; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: the impact of inflation and disruptions to the global, regional and local supply chains; the potential imposition and impact of tariffs and other trade barriers and restrictions, that could impact the financial results of the Company; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of: the court-mandated ILO 169 consultation process in Guatemala, the SEDATU process in Mexico, and the changes to Mexican mining law; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the Credit Facility or otherwise, to sustain our business and operations; prices for energy inputs, labour, materials, supplies and services (including transportation); positive credit ratings; no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); fluctuations in market interest rates; risks related to the technological and operational nature of the Company’s business; risks related to increased barriers to trade, including tariffs and duties; changes in national and local government, legislation, taxation, controls or regulations and political, judicial, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, and risks related to: the constitutional court-mandated ILO 169 consultation process in Guatemala, the SEDATU process in Mexico, and the changes to Mexican mining law; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
geological or structural formations, pressures, cave-ins and flooding); risks related to climate change; risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; global financial and geopolitical conditions; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Our Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

PAN AMERICAN SILVER CORP.	43